[LETTERHEAD OF CN]

August 3, 2005

Mr. David Humphrey
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Object:	Canadian National Railway Company
Supplemental Response Letter Dated July 26, 2005 on
the Form 40-F for Fiscal Year Ended December 31, 2004
Filed July 26, 2005
File No. 1-02413

Dear Mr. Humphrey,

We have reviewed your letter dated August 2, 2005 with respect to our response letter dated July 26, 2005 with the SEC. We will comply with your suggestions.

Sincerely,

Claude Mongeau

Cc: E. Hunter Harrison, President and Chief Executive Officer